

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Mario Moreno Cortez
Coordinator of Finance
GROUP SIMEC SA DE CV
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

>   **Re: GROUP SIMEC SA DE CV**
>   **Form 6-K filed October 28, 2020**
>   **Form 20-F for the year ended December 31, 2019**
>   **Filed June 5, 2020**
>   **File No. 1-11176**

Dear Mr. Cortez:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing